UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934


                           CUCOS INC.
                        (Name of Issuer)

                   COMMON STOCK, NO PAR VALUE
                 (Title of Class of Securities)

                            229725106
                         (CUSIP Number)


                        FRANK J. FERRARA
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                       September 29, 2000
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Section
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box.   ________


1.   Names of Reporting Persons I.R.S. Identification Nos. of
Above Persons (entities only).
     Frank J. Ferrara

2.   Check the appropriate Box if a Member of a Group.
     (a)
     (b)

3.   SEC Use Only

4.   Source of Funds.
     PF

5. Check if Disclosure of Legal Proceeding is required Pursuant to Items 2(d) or 2(3).
     Not Applicable

6.   Citizenship or Place of Organization.  United States of
America.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.   Sole Voting Power.
     35,244 shares in the name of Frank J. Ferrara

8.   Shared Voting Power.
     25,632 shares in the names of Sadie & Frank J. Ferrara

9.   Sole Dispositive Power.
     35,244 shares in the name of Frank J. Ferrara

10.  Shared Dispositive Power.
     25,632 shares in the names of Sadie & Frank J. Ferrara

11.  Aggregate Amount Beneficially owned by Each Reporting
Person.

     35,244 shares - Frank J. Ferrara
     25,632 shares - Sadie & Frank J. Ferrara
     25,000 options fully vested - Frank J. Ferrara
     85,876 total shares

12.  Check if the aggregate Amount in Row 11 Excludes Certain
Shares. Zero (0) Shares are excluded from the amount set forth in Item 11.

13.  Percent of Class Represented by Amount in Row 11.  3.2%

14.  Type of Reporting Persons.  IN

                         SCHEDULE 13D/A

          The reporting person filed a Schedule 13D reporting his ownership of more than five percent of the class of securities described in Item below. He is filing this Schedule 13D/A to report the sale of shares of such securities that brings his ownership below five percent.

Item 1.   Security and Issuer.

          This Schedule related to the Common Stock , no par value ("Common Stock"), of Cucos Inc. (the "Issuer"), a
Louisiana corporation whose principal executive offices are located at 110 Veterans Boulevard, Suite 222, Metairie, Louisiana
70005.

Item 2.   Identity and Background.

          (a)  This Schedule is being filed by Frank J. Ferrara.

          (b)  The residence of the reporting person is:  7815
Highland Road, Baton Rouge, Louisiana 70808.

          (c)  The principal occupation of Frank J. Ferrara-
Attorney,  Ferrara & Ferrara Attorneys, P. O. Box 159, Walker,
Louisiana 70785.

          (d) During the last five years, Frank J. Ferrara has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Frank J. Ferrara was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f)  Frank J. Ferrara is a United States citizen.

Item 3.   Source and Amount of Funds or other Consideration.

          The reporting person's Schedule 13D, prior to the sale described below, reported that he beneficially owned 391,188 shares of Cucos Common Stock, representing 14.92% of Cucos' total outstanding Common Stock.

          The reporting person sold 315,312 shares of Cucos
Common Stock in a tender offer transaction.

          The amount of Common Stock retained by Frank J. Ferrara and Sadie Ferrara wife of/and Frank J. Ferrara was 35,244 shares and 25,632 shares, respectively, totaling 60,876 shares.

          Frank J. Ferrara acquired an additional 10,000 options on December 4, 1998, for a total of 25,000 options. These options will expire on August 23, 2001.

Item 4.   Purpose of Transaction.

          Frank J. Ferrara has no present plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or

          (j) any action similar to any of those enumerated above.

          The intentions of the reporting persons with respect to any of the enumerated actions referred to above are subject to possible change in the future, depending upon the circumstances.

Item 5.   Interest in Securities of the Issuer.

          At September 29, 2000, Frank J. Ferrara owns 85,876 shares of the Issuer's Common Stock (60,876 shares directly and 25,000 shares subject to options exercisable by Frank J. Ferrara within 60 days), representing approximately 3.2% of the Issuer's total outstanding Common Stock. Mr. Ferrara owns 35,244 of these shares of record and has sole voting and dispositive power over these shares. Mr. Ferrara (with his wife Sadie Ferrara) owns 25,632 of these shares of record and share voting power and share dispositive power over these shares.

Item 6.   Contracts, Arrangement, Understandings or Relationships
          With Respect to Securities of the Issuer.

          Except as disclosed above, no contracts, arrangements, understandings or relationships between Frank J. Ferrara and any other persons exist with respect to securities of the Issuer.

Item 7.   Exhibits.
          None

Signature.

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  October 12, 2000            /s/ Frank J. Ferrara
                                   Frank J. Ferrara